UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2017

Commission File Number 001-37889

                         TOP SHIPS INC.
(Translation of registrant's name into English)

1 VAS. SOFIAS & MEG.
ALEXANDROU STREET
151 24, MAROUSSI
                       ATHENS, GREECE
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 99.1 are the proxy materials for the 2017 Special Meeting of Shareholders of TOP Ships Inc. (the "Company").

Attached as Exhibit 99.2 to this report on Form 6-K is the proxy card for the 2017 Special Meeting of Shareholders of the Company.

The information contained in this report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-215577) that was filed with the SEC and became effective on February 1, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC. (registrant)

Dated: October 19, 2017	By:	/s/ Evangelos J. Pistiolis
Evangelos J. Pistiolis
Chief Executive Officer

Exhibit 99.1

October 19, 2017

TO THE SHAREHOLDERS OF TOP SHIPS INC.

Enclosed is a Notice of a Special Meeting of Shareholders (the "Meeting") of TOP Ships Inc. (the "Company"), which will be held at the offices of Central Shipping Monaco SAM, Les Orchidees, 16 Rue R.P. Louis Frolla, 98000, Monaco, on November 3, 2017 at 10:00 a.m. local time, and related materials.

At this Meeting, shareholders of the Company will consider and vote upon a proposal (the "Proposal") to approve an amendment to the Company's Third Amended and Restated Articles of Incorporation, as amended, to effect one or more reverse stock splits of the Company's issued common shares at a ratio of not less than one-for-two and not more than one-for-10,000 and in the aggregate at a ratio of not more than one-for-10,000, inclusive, with the exact ratio to be set at a whole number within this range to be determined by the Company's board of directors (the "Board"), or any duly constituted committee thereof, at any time after approval of each amendment in its discretion, and to authorize the Board to implement any such reverse stock split by filing any such amendment with the Registrar of Corporations of the Republic of the Marshall Islands.

Adoption of the Proposal requires the affirmative vote of a majority of the outstanding shares entitled to vote thereon.

You are cordially invited to attend the Meeting in person. If you attend the Meeting, you may revoke your proxy and vote your shares in person.

IT IS IMPORTANT TO VOTE.  WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF THE PROPOSAL PRESENTED IN THE PROXY STATEMENT.

Very truly yours, Evangelos J. Pistiolis Chief Executive Officer

TOP SHIPS INC.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON NOVEMBER 3, 2017

NOTICE IS HEREBY given that a Special Meeting of Shareholders (the "Meeting") of TOP Ships Inc. (the "Company") will be held at 10:00 a.m. local time on November 3, 2017, at the offices of Central Shipping Monaco SAM, Les Orchidees, 16 Rue R.P. Louis Frolla, 98000, Monaco, for the following purpose, which is more completely set forth in the accompanying Proxy Statement:

To consider and vote upon a proposal to approve an amendment to the Company's Third Amended and Restated Articles of Incorporation, as amended, to effect one or more reverse stock splits of the Company's issued common shares at a ratio of not less than one-for-two and not more than one-for-10,000 and in the aggregate at a ratio of not more than one-for-10,000, inclusive, with the exact ratio to be set at a whole number within this range to be determined by the Company's board of directors (the "Board"), or any duly constituted committee thereof, at any time after approval of each amendment in its discretion, and to authorize the Board to implement any such reverse stock split by filing any such amendment with the Registrar of Corporations of the Republic of the Marshall Islands.

The Company's board of directors has fixed the close of business on October 13, 2017 as the record date for the determination of the shareholders entitled to receive notice and to vote at the Meeting or any adjournment thereof.

IT IS IMPORTANT TO VOTE.  WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF THE PROPOSAL PRESENTED IN THE PROXY STATEMENT.

All shareholders must present a form of personal photo identification in order to be admitted to the Meeting. In addition, if your shares are held in the name of your broker, bank or other nominee and you wish to attend the Meeting, you must bring an account statement or letter from the broker, bank or other nominee indicating that you were the owner of the shares on October 13, 2017.

If you attend the Meeting, you may revoke your proxy and vote in person.

BY ORDER OF THE BOARD OF DIRECTORS Alexandros Tsirikos Chief Financial Officer

October 19, 2017
 Athens, Greece

TOP SHIPS INC.
______________________

PROXY STATEMENT
FOR
SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON NOVEMBER 3, 2017
________________________

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the board of directors (the "Board") of TOP Ships Inc., a Marshall Islands corporation (the "Company"), for use at a Special Meeting of Shareholders to be held at the offices of Central Shipping Monaco SAM, Les Orchidees, 16 Rue R.P. Louis Frolla, 98000, Monaco, on November 3, 2017 at 10:00 a.m. local time, or at any adjournment or postponement thereof (the "Meeting"), for the purposes set forth herein and in the accompanying Notice of Special Meeting of Shareholders. This Proxy Statement and the accompanying form of proxy are expected to be mailed on or about October 19, 2017 to shareholders of the Company entitled to vote at the Meeting.

VOTING RIGHTS AND OUTSTANDING SHARES

The outstanding voting securities of the Company on October 13, 2017 (the "Record Date") consisted of 9,822,168 shares of common stock, par value $0.01 (the "Common Shares").  Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held.  One or more shareholders representing at least a majority of the total voting rights of the Company present in person or by proxy at the Meeting shall be a quorum for the purposes of the Meeting.  The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof.  Any proxies returned without instructions will be voted FOR the proposal set forth on the Notice of Special Meeting of Shareholders.

In the event that a quorum is not present at the Meeting or, even if a quorum is so present, in the event that sufficient votes in favor of the position recommended by the Board on the proposal described in this Proxy Statement are not timely received, the majority of shares present at the Meeting in person or by proxy shall have the power to adjourn the Meeting.  If the Meeting is adjourned for reasons other than a lack of quorum, no further notice of the adjourned Meeting will be required other than announcement at the Meeting in order to permit further solicitation of proxies.

The Common Shares are listed on the NASDAQ Capital Market under the symbol "TOPS."

REVOCABILITY OF PROXIES

A shareholder giving a proxy may revoke it at any time before it is exercised.  A proxy may be revoked by filing with the Secretary of the Company at the Company's registered office, 1 Vas. Sofias & Meg. Alexandrou Str., Maroussi - Athens 151 24, Greece, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

PROPOSAL

APPROVAL OF AMENDMENT TO THE AMENDED AND RESTATED ARTICLES OF INCORPORATION TO EFFECT ONE OR MORE REVERSE STOCK SPLITS OF THE ISSUED COMMON SHARES AT A RATIO RANGING FROM ONE-FOR-TWO TO ONE-FOR-10,000

General

The Board believes that it is in the best interest of the Company and the shareholders and is hereby soliciting shareholder approval of one or more amendments to the Company's Amended and Restated Articles of Incorporation, as amended, to effect one or more reverse stock splits of the Company's issued Common Shares at a ratio of not less than one-for-two and not more than one-for-10,000 and in the aggregate at a ratio of not more than one-for-10,000, inclusive (the "Amendment"). A vote FOR the Proposal will constitute approval of the Amendment providing for the combination of any number of shares of the Company's issued Common Shares between and including two and 10,000 into one share of Common Shares and will grant the Board the authority to select which of the approved exchange ratios within that range will be implemented.  If the shareholders approve this proposal, the Board will have the authority, but not the obligation, in its sole discretion, and without further action on the part of the shareholders, to select one of the approved reverse stock split ratios and effect the approved reverse stock split by filing the Amendment with the Registrar of Corporations of the Republic of the Marshall Islands at any time after the approval of the Amendment.  If implemented, a reverse stock split will become effective as of the beginning of the business day after the filing of the Amendment with the Registrar of Corporations of the Republic of the Marshall Islands.  The Amendment will not change the number of authorized shares or par value of the Common Shares.  After a reverse stock split, if implemented, the number of authorized Common Shares will remain at 1,000,000,000 Common Shares.

The Board believes that shareholder approval of an exchange ratio range (rather than an exact exchange ratio) provides the Board with maximum flexibility to achieve the purposes of the reverse stock split.  If shareholders approve the Proposal, the reserve stock split will be effected, if at all, only upon a determination by the Board that the reverse stock split is in the Company's and the shareholders' best interests at that time.  In connection with any determination to effect the reverse stock split, the Board will set the time for such a split and select a specific exchange ratio within the range.  These determinations will be made by the Board with the intention to create the greatest marketability of the Common Shares based upon prevailing market conditions at that time.

The Board reserves its right to elect not to proceed, and abandon, the reverse stock split if it determines, in its sole discretion, that implementing this proposal is not in the best interests of the Company and its shareholders.

Purpose and Background of Reverse Stock Split

The purpose for seeking approval to effect the reverse stock split is to increase the market price of each Common Share.  The Company believes that the increased market price of the Common Shares expected as a result of implementing a reverse stock split will improve the marketability and liquidity of the Common Shares and will encourage interest and trading in the Common Shares. In addition, the Company believes that effecting one or more reverse stock splits will help to maintain compliance with the minimum bid price of $1.00 per share listing that is a requirement to maintain the listing on the Company's Common Shares on the NASDAQ Capital Market.

The Company and the Board of Directors believe that maintaining the listing of the Common Shares on the NASDAQ Capital Market is in the best interest of the Company and its shareholders and therefore proposes to undertake one or more reverse stock splits to cause the Common Shares to remain trading above the minimum bid price requirement of the NASDAQ Capital Market.

The Board of Directors intends to effect one or more reverse stock splits in connection with the Proposal only if it believes that a decrease in the number of Common Shares outstanding is likely to improve the trading price for the Company's Common Shares, and only if the implementation of a reverse stock split is determined by the Board of Directors to be in the best interests of the Company and its shareholders.  There can be no assurance that any reverse stock split, if and when implemented, will achieve any of the desired results.  There also can be no assurance that the Company will be successful in maintaining compliance with NASDAQ Capital Market requirements or that the price per share of the Company's Common Shares immediately after any such reverse stock split, if implemented, will increase proportionately with any reverse stock split, or that any increase will be sustained for any period of time.

Procedure for Exchange of Stock Certificates

As soon as practicable after the effective date of a reverse stock split, shareholders holding Common Shares in physical certificate form will be sent a letter of transmittal from the Company notifying them that the reverse stock split has been effected. The letter of transmittal will contain instructions on how shareholders should surrender to the Company's exchange agent certificates representing pre-split shares in exchange for certificates representing post-split shares. The Company expects that its transfer agent will act as its exchange agent for purposes of implementing the exchange of share certificates. No new certificates will be issued to a shareholder until such shareholder has surrendered such shareholder's outstanding certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent. Any pre-split shares submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-split shares. SHAREHOLDERS SHOULD NOT DESTROY ANY SHARE CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Shareholders holding shares in book-entry form with the transfer agent need not take any action to receive post-split shares or cash payment in lieu of any fractional share interest, if applicable.  If a shareholder is entitled to post-split shares, a transaction statement will automatically be sent to the shareholder's address of record indicating the number of shares of common stock held following the reverse stock split.

Upon a reverse stock split, the Company intends to treat shares held by shareholders in "street name" through a bank, broker or other nominee in the same manner as registered shareholders whose shares are registered in their names.  Banks, brokers or other nominees will be instructed to effect the reverse stock split for their beneficial holders holding shares in "street name."  However, these banks, brokers or other nominees may have different procedures than registered shareholders for processing the reverse stock split and making payment for fractional shares.  If a shareholder holds shares with a bank, broker or other nominee and has any questions in this regard, shareholders are encouraged to contact their bank, broker or other nominee.

Material U.S. Federal Income Tax Consequences

The following is a summary of the material U.S. federal income tax consequences of the reverse stock split to U.S. Holders (as defined below) of our Common Shares. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), the Treasury regulations promulgated thereunder, and administrative rulings and court decisions in effect as of the date of this proxy statement, all of which may be subject to change, possibly with retroactive effect. This summary only addresses holders who hold their shares as capital assets within the meaning of the Code and does not address all aspects of U.S. federal income taxation that may be relevant to U.S. Holders subject to special tax treatment, such as financial institutions, dealers in securities, insurance companies, regulated investment companies, persons that own shares as part of a hedge, straddle, or conversion transaction, persons whose functional currency is not the U.S. dollar, foreign persons and tax-exempt entities. In addition, this summary does not consider the effects of any applicable state, local, foreign or other tax laws and does not address the U.S. federal income tax consequences of the reverse stock split to persons who are not U.S. Holders.

As used herein, the term "U.S. Holder" means a beneficial owner of common stock that is a U.S. citizen or resident, U.S. corporation or other U.S. entity taxable as a corporation, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

If a partnership holds our Common Shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our Common Shares, you are encouraged to consult your tax advisor.

We have not sought and will not seek any ruling from the Internal Revenue Service (the "IRS"), or an opinion from counsel with respect to the U.S. federal income tax consequences discussed below. There can be no assurance that the tax consequences discussed below would be accepted by the IRS or a court. The authorities on which this summary is based are subject to various interpretations, and it is therefore possible that the U.S. federal income tax treatment may differ from the treatment described below.

We urge holders to consult with their own tax advisors as to any U.S. federal, state, or local or foreign tax consequences applicable to them that could result from the reverse stock split.

The reverse stock split is intended to constitute a "reorganization" within the meaning of Section 368 of the Code and is not intended to be part of a plan to increase periodically a shareholder's proportionate interest in our earnings and profits. Assuming the reverse stock split so qualifies,

•          A U.S. Holder should not recognize any gain or loss for federal income tax purposes (except for cash, if any, received in lieu of a fractional Common Share);

•          The U.S. Holder's aggregate tax basis of the common stock received pursuant to the reverse stock split, including any fractional Common Share not actually received, should be equal to the aggregate tax basis of such holder's Common Share surrendered in the exchange;

•          The U.S. Holder's holding period for the Common Shares received pursuant to the reverse stock split should include such holder's holding period for the Common Shares surrendered in the exchange; and

•          Cash payments received by the U.S. Holder for a fractional Common Share generally should be treated as if such fractional share had been issued pursuant to the reverse stock split and then redeemed by us, and such U.S. Holder generally should recognize capital gain or loss with respect to such payment, measured by the difference between the amount of cash received and such U.S. Holder's tax basis in such fractional share. However, in certain circumstances, it is possible that the cash received in lieu of a fractional share could be characterized as a dividend for such purposes.  U.S. Holders are encouraged to consult their tax adviser on the treatment of the receipt of cash in lieu of fractional shares in their specific situation.

U.S. Holders will be required to provide their social security or other taxpayer identification numbers (or, in some instances, additional information) to the transfer agent in connection with the reverse stock split to avoid backup withholding requirements that might otherwise apply.  This information is generally provided on IRS Form W-9.  The letter of transmittal will require each U.S. Holder to deliver such information when the common stock certificates are surrendered following the effective date of the reverse stock split.  Failure to provide such information may result in backup withholding at a rate of 28%.

THE FOREGOING IS A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT TO U.S. HOLDERS UNDER CURRENT LAW AND IS FOR GENERAL INFORMATION ONLY. THE FOREGOING DOES NOT PURPORT TO ADDRESS ALL U.S. FEDERAL INCOME TAX CONSEQUENCES OR TAX CONSEQUENCES THAT MAY ARISE UNDER THE TAX LAWS OF OTHER JURISDICTIONS OR THAT MAY ARISE UNDER THE TAX LAWS OF OTHER JURISDICTIONS OR THAT MAY APPLY TO PARTICULAR CATEGORIES OF SHAREHOLDERS.  YOU ARE ENCOURAGED TO CONSULT YOUR OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT TO YOU, INCLUDING THE APPLICATION OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS, AND THE EFFECT OF POSSIBLE CHANGES IN TAX LAWS THAT MAY AFFECT THE TAX CONSEQUENCES DESCRIBED ABOVE.

Required Vote.  Approval of the Proposal will require the affirmative of a majority of the voting power of the total number of Shares issued and outstanding and entitled to vote at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE AMENDMENT TO THE AMENDED AND RESTATED ARTICLES OF INCORPORATION TO EFFECT ONE OR MORE REVERSE STOCK SPLITS.  PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH PROPOSED WAIVER UNLESS A CONTRARY VOTE IS SPECIFIED.

Solicitation

The cost of preparing and soliciting proxies will be borne by the Company.  Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, telegraph, or personal contact.

Effects of Abstentions

Abstentions will have the effect of voting AGAINST the Proposal.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting.  Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

By Order of the Board Of Directors Alexandros Tsirikos Chief Financial Officer

October 19, 2017
Athens, Greece

Exhibit 99.2

TOP SHIPS INC.

IMPORTANT SPECIAL MEETING INFORMATION

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ENDORSEMENT_LINE______________ SACKPACK______________

MR A SAMPLE
DESIGNATION (IF ANY)
ADD 1
ADD 2
ADD 3
ADD 4
ADD 5
ADD 6

000000000.000000 ext 000000000.000000 ext
000000000.000000 ext 000000000.000000 ext
000000000.000000 ext 000000000.000000 ext

Electronic Voting Instructions

Available 24 hours a day, 7 days a week!

Instead of mailing your proxy, you may choose one of the voting methods outlined below to vote your proxy.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.

Proxies submitted by the Internet must be received by 8:00 a.m., EST, on November 2, 2017.

Vote by Internet

- Go to **www.investorvote.com/TOPS**
- Or scan the QR code with your smartphone
- Follow the steps outlined on the secure website

Using a black ink pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. X

Special Meeting Proxy Card

1234 5678 9012 345

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

B Non-Voting Items

Change of Address — Please print new address below.

Meeting Attendance
Mark box to the right if you plan to attend the Special Meeting. ☐

C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
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C 1234567890 JNT

1UPX 3513971

MR A SAMPLE (THIS AREA IS SET UP TO ACCOMMODATE 140 CHARACTERS) MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND

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▼ IF YOU HAVE NOT VOTED VIA THE INTERNET, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

TOP SHIPS INC.

Proxy — TOP Ships Inc.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF TOP SHIPS INC.

The undersigned hereby appoints Evangelos G. Ikonomou and Alexandros Tsirikos, and each of them, with power to act without the other and with power of substitution, as proxies and attorneys-in-fact and hereby authorizes them to represent and vote, as provided on the other side, all shares of common stock of TOP Ships Inc. (the "Company"), that the undersigned is entitled to vote, and, in their discretion, to vote upon such other business as may properly come before the Special Meeting of Stockholders of the Company to be held at the offices of Central Shipping Monaco SAM, Les Orchidees, 16 Rue R. P. Louis Frolla Monaco MC 98000, at 10:00 a.m. local time, on November 3, 2017 (the "Meeting") or any adjournment thereof, with all powers which the undersigned would possess if present at the Meeting.

THIS PROXY WILL BE VOTED AS DIRECTED, OR IF NO DIRECTION IS INDICATED, WILL BE VOTED "FOR" THE PROPOSAL. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

(Continued, and to be marked, dated and signed, on the other side.)